Mail Stop 4561

September 3, 2009

Wayne Lee
Chief Financial Officer
Travelzoo, Inc.
590 Madison Avenue, 37th Floor
New York, NY 10022

> **Re:** **Travelzoo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-50171**

Dear Mr. Lee:

We have reviewed your response letter dated August 7, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview

1.   We note your response to comment 1 that you would expand the section to include known trends, demands, commitments, events and uncertainties in future filings. Please tell us why you have not addressed this comment in your Form 10-Q for the quarterly period ended June 30, 2009 filed on August 10, 2009 although our comment letter was dated June 30, 2009.

Results of Operations, page 23

Revenues, page 25

2.   We note that your response to comment 2 still does not quantify the material changes from your operations in Europe that led to an increase in total revenues for the year ended December 31, 2008. We also note that your Form 10-Q for the quarter ended June 30, 2009 does not discuss the underlying internal or external business events and developments that led to the $1.5 million and $2.3 million increase in revenues from operations in Europe for the three-months and six-months ended June 30, 2009. Please explain and confirm that you will provide expanded disclosure in future filings.

Item 11. Executive Compensation (Incorporated by Reference to Definitive Proxy Statement Filed March 16, 2009)

Compensation Discussion and Analysis, page 8

3.   We note your response to comment 6 that you are relying on Instruction 4 to Item 402(b) of Regulation S-K in omitting specific targets in your executive compensation disclosure. Please confirm that your future filings will address how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target levels as required by Instruction 4 to Item 402(b) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference to Definitive Proxy Statement Filed March 16, 2009)

Certain Relationship and Related Party Transactions, page 17

4.   In response to comment 9, you state that in future filings you will include disclosure regarding your Audit Committee's policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. With a view toward enhanced disclosure, please provide proposed disclosure in your next response letter and tell us whether the independent contractor agreement with Holger Bartel, the company's Chief Executive Officer, in November 2007 was subject to those policies and procedures.

Exhibits

5.   In response to comment 9, you state that you will file as an exhibit or incorporate by reference agreements with clients that account for 10% or more of the company's revenue in the future, but you have not addressed why you have not

filed any agreements with Orbitz, a customer that accounted for more than 10% of your revenues in fiscal year 2008. Please advise.

* * * * * * *

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant